SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: February 26, 2003
(Date of earliest event reported)

D E E R E & C O M P A N Y
(Exact name of registrant as specified in charter)

DELAWARE
(State or other jurisdiction of incorporation)

1-4121
(Commission File Number)

36-2382580
(IRS Employer Identification No.)

One John Deere Place
Moline, Illinois 61265
(Address of principal executive offices and zip code)

(309)765-8000
(Registrant's telephone number, including area code)

_____
(Former name or former address, if changed since last report.)

Item 5. Other Events

The following is the text of a press release issued by Deere & Company 26 February 2003.



Deere & Company
One John Deere Place
Moline, IL 61265 USA
Phone: 309-765-8000
www.deere.com

NEWS RELEASE
For immediate release: February 26, 2003

For information, call:
Ken Golden
Manager, Public Relations
Deere & Company
309-765-5678

Deere & Company declares regular quarterly dividend of 22 cents;
will contribute $475 million to fund pension and benefits plans

MOLINE, Illinois (February 26, 2003) — The Deere & Company board of directors today declared the regular quarterly dividend of 22 cents per share, payable May 01, 2003, to shareholders of record on March 31, 2003. In addition, the company announced that it will make cash contributions of $200 million to its hourly employee pension plan, $200 million to its salaried employee pension plan, and $75 million to other post-retirement employee benefit plans. The company elected to make these payments to its U.S. plans in order to strengthen their funded status. The contributions will be made from cash on hand the company said.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

DEERE & COMPANY

By: */s/ JAMES H. BECHT*
       James H. Becht
       Secretary

Dated: February 26, 2003